3/11/14

[redacted]

14046620

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Estimated average burden hours per response. . .12.00

SEC
Mail Processing
Section
FEB 27 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52780

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OBS Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10200 WATERVILLE ST.
(No. and Street)

WHITEHOUSE (City) OH (State) 43571 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CATHERINE E. FARLEY (419) 482-4540
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath LLP
(Name - *if individual, state last, first, middle name)*

One Mid America Plaza, Suite 700, P.O. Box 3697 (Address) Oak Brook (City) IL (State) 60522-3697 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14/14

OATH OR AFFIRMATION

I, Catherine E. Farley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OBS Brokerage Services, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUSAN OTTIE SCHREIN
NOTARY PUBLIC
STATE OF OHIO
My Comm. Expires June 6, 2017

Notary Public

By: OBS Brokerage Services, Inc.

Signature

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition (Statement of Cash Flows).
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Crowe Horwath.

OBS BROKERAGE SERVICES, INC.
Whitehouse, Ohio
(S.E.C. I.D. No. 008-52780)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
December 31, 2013
and
INDEPENDENT AUDITOR'S REPORT
and
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

OBS BROKERAGE SERVICES, INC.

Whitehouse, Ohio

(S.E.C. I.D. No. 008-52780)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

December 31, 2013

and

INDEPENDENT AUDITOR'S REPORT

and

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

OBS BROKERAGE SERVICES, INC.
Whitehouse, Ohio

FINANCIAL STATEMENTS
December 31, 2013

CONTENTS

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

INDEPENDENT AUDITOR'S REPORT

Board of Directors
OBS Brokerage Services, Inc.
Whitehouse, Ohio

Report on the Financial Statements

We have audited the accompanying financial statements of OBS Brokerage Services, Inc. (the "Company"), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OBS Brokerage Services, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 10 to the financial statements, the Company is in the process of winding down operations to cease doing business in 2014. Our opinion is not modified with respect to this matter.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 and Statement Regarding Rule 15c3-3 of the Securities Exchange Act of 1934 as of December, 31, 2013 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Crowe Horwath LLP

Crowe Horwath LLP

Oak Brook, Illinois
February 25, 2014

OBS BROKERAGE SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2013

ASSETS	
Cash and cash equivalents	$ 238,065
Deposits with clearing organizations	306,011
Due from clearing organizations	41,243
Due from affiliate	999
Other receivables	99,205
Fixed assets, net accumulated depreciation of $101,376	2,132
Prepaid expenses	3,603
Total assets	$ 691,258
LIABILITIES AND STOCKHOLDER'S EQUITY	
Accounts payable and accrued liabilities	$ 12,177
Commissions payable	133,540
Intercompany demand note	225,000
Total liabilities	370,717
Stockholder's equity	
Common stock, no par value, 1 share authorized and issued	647,759
Additional paid-in capital	1,833,992
Accumulated deficit	(2,161,210)
Total stockholder's equity	320,541
Total liabilities and stockholder's equity	$ 691,258

See accompanying notes to financial statements.

OBS BROKERAGE SERVICES, INC.
STATEMENT OF OPERATIONS
For the year ended December 31, 2013

REVENUES	
Commissions on security transactions	$ 1,657,333
Gain on sale of DVP business	213,000
Total revenue	1,870,333
EXPENSES	
Commissions	1,285,859
Clearing charges	106,385
Licenses & permits	47,536
General, administrative and other expenses	99,681
Total expenses	1,539,461
Net income	$ 330,872

See accompanying notes to financial statements.

OBS BROKERAGE SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the year ended December 31, 2013

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at January 1, 2013	$ 647,759	$ 2,064,992	$ (2,492,082)	$ 220,669
Capital contribution	-	100,000	-	100,000
Capital distribution	-	(331,000)	-	(331,000)
Net income	-	-	330,872	330,872
Balance at December 31, 2013	$ 647,759	$ 1,833,992	$ (2,161,210)	$ 320,541

See accompanying notes to financial statements.

OBS BROKERAGE SERVICES, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2013

Cash flows from operating activities	
Net income	$ 330,872
Depreciation	2,779
Change in assets and liabilities:	
Deposits with clearing organizations	4,981
Due from clearing organizations	41,464
Prepaid expenses and other receivables	56,067
Commissions payable	(69,057)
Due from affiliate	53,475
Accounts payable and accrued liabilities	(27,453)
Net cash from operating activities	393,128
Cash flows from financing activities	
Sale of fixed assets	133
Distributions to Parent Company	(331,000)
Proceeds from capital contribution	100,000
Net cash used in financing activities	(230,867)
Net decrease in cash and cash equivalents	162,261
Cash and cash equivalents at beginning of year	75,804
Cash and cash equivalents at end of year	$ 238,065

See accompanying notes to financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

OBS Brokerage Services, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is a Delaware Corporation that is a wholly-owned subsidiary of OBS Holdings, Inc. ("Holdings"). Holdings is the wholly owned subsidiary of WBI OBS Financial, LLC ("Parent"). OBS Financial Services, Inc. ("OBSF") is an affiliate company that is also a registered investment advisor. The Company's customer base is located nationwide, with an emphasis in the Midwest region.

The Company does not hold funds or securities for, or owe funds or securities to, its customers. It is therefore exempt from the provisions of SEC Rule 15c3-3 based on Paragraph (k)(2)(ii) of the Rule.

The Company has historically relied on its Parent to provide operating funds in order to meet the Company's operating cash flow requirements and its minimum regulatory capital requirements through the remaining life of the Company. If these capital requirements are not met, the Company could be subject to regulatory actions ranging from increased supervision and limited customer services to liquidation. The Parent has committed to continue to provide the operating funds necessary to allow the Company to meet its minimum regulatory capital requirements.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Cash and cash equivalents</u>: Cash and cash equivalents include cash and deposits with financial institutions with maturities fewer than 90 days.

<u>Fixed Assets</u>: Furniture and equipment, including capitalized software, are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from three to seven years.

<u>Loss Contingencies</u>: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are such matters that will have a material effect on the financial statements.

<u>Income Taxes</u>: The Company is included in the consolidated federal income tax return filed by Holdings. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from Holdings. The amount of current or deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

For state and local tax purposes, the Company files separate tax returns for which the charges or benefits are reflected in the accompanying financial statements.

Deferred income taxes are provided using the liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of the changes in tax laws and rates of the date at enactment.

(Continued)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (continued): When Holdings files its consolidated income tax returns and when the Company files its individual state and local income tax returns, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying statement of financial condition along with any associated interest and penalties that would be payable to the taxing authorities upon examination. For the year ended December 31, 2013, management has determined that there are no uncertain tax positions in the consolidated income tax returns attributed to the Company.

Interest and penalties associated with unrecognized tax benefits are classified as additional income taxes in the statement of operations. The Company files in the U.S. federal jurisdiction and the state of Ohio. With few exceptions, the Company is no longer subject to examination by the Internal Revenue Service for years before 2009.

Revenue Recognition: The Company's primary sources of revenues are commissions generated by commissioned sales representatives. Commissions earned on the sale of securities are split with the sales representatives and participating financial institutions. Commissions and related brokerage commission expense are recorded on a trade date basis.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

NOTE 3 – DEPOSIT WITH AND RECEIVABLE FROM CLEARING ORGANIZATIONS

The Company has entered into fully disclosed clearing agreements with National Financial Services, LLC ("National Financial"), Apex Clearing Corporation ("Apex") (formerly Penson Financial Services, Inc.) and Pershing LLC ("Pershing") whereby customer accounts are cleared and carried by these clearing organizations. The Company maintains cash deposits with National Financial, Apex and Pershing of $35,000, $246,011, and $25,000, respectively, which are included in deposits with clearing organizations in the statement of financial condition. As of October 3, 2013, the Company no longer clears through Apex Clearing Corporation. The Company received the clearing deposit back from Apex on January 13, 2014.

The Company also maintains cash and non-settled transactions with National Financial and Pershing. These accounts had balances of $18,511 and $22,732, respectively at December 31, 2013, and are reflected in receivables from clearing organizations in the statement of financial condition.

The Company is subject to regulatory capital requirements set forth by the Securities and Exchange Commission Uniform Net Capital Rule, which requires that "aggregate indebtedness" shall not exceed fifteen times "net capital" as defined by the Rule. At December 31, 2013, the Company had net capital of $213,790, which was $163,790 in excess of its required minimum net capital of $50,000. The Company's percentage of aggregate indebtedness to net capital was 173.4% at December 31, 2013.

(Continued)

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company and its affiliate, OBSF, are under common ownership and share resources such as employees, professional services, general and administrative, and occupancy. On January 1, 2013, the Company entered into an expense sharing agreement with Holdings, whereby the Company makes periodic distributions to Holdings for these shared expenses. The shared expenses that were covered and repaid through distributions in 2013 were as follows:

Employees and Benefits	$ 136,240
Professional Services	53,531
Occupancy	16,936
Other Expenses	4,948
Total	$ 211,655

The Company paid distributions for the period January 1, 2013 through September 30, 2013 of $331,000. From these distributions the above expenses were repaid in accordance with the expense sharing agreement. Beginning October 1, 2013, the Company entered into a new expense sharing agreement requiring a payment of $25,000 a month be paid to Holdings to cover overhead allocation expenses. This amount is captured in the statement of operations within general, administrative and other.

OBSF also has activities with the clearing organizations that flow through the Company and are payable to OBSF for its registered investment advisor activity. At December 31, 2013, the Company had a net receivable balance to OBSF of $999 related to such activities.

The Company provides its brokerage services to Canandaigua National Bank and Trust Company ("Canandaigua"), the majority owner of the Parent, under a master pricing agreement. During the year ended December 31, 2013, the Company recognized $94,609 of commissions fee revenue through its transactions with Canandaigua and paid $16,896 of commissions fee expense.

NOTE 5 – INCOME TAXES

The Company is included in the consolidated federal income tax return filed by Holdings. Federal income taxes are calculated as if the Company filed a separate federal income tax return. The Company files its own state and local income tax returns.

At December 31, 2013, the Company had net operating loss carryforwards of $4,290,000, which expire through the year 2031. Pursuant to Internal Revenue Code Sections 382 and 383, the utilization of net operating carryforwards on an annual basis may be limited. However, since the ultimate realization of net deferred tax assets is not considered more likely than not, net deferred tax assets have been fully reduced by a valuation allowance of $1,460,000 at December 31, 2013.

The valuation allowance decreased by approximately $150,000 in 2013 to offset an equivalent deferred tax benefit related to the net operating loss carryforward. At December 31, 2013, there was no net tax receivable from Holdings.

(Continued)

NOTE 6 – CONCENTRATIONS OF CREDIT RISK

Since the Company does not clear its own securities transactions, it has established accounts with clearing broker-dealers for this purpose as disclosed in Note 3. This results in a concentration of credit risk with these firms. Such risk, however, is mitigated by the clearing broker-dealer's obligation to comply with the rules and regulations of the SEC. At December 31, 2013, $306,011 is reflected on the statement of financial condition as clearing deposits held with its clearing broker-dealers, which are members of nationally recognized exchanges. Additional terms of the clearance agreements require the Company to maintain a minimum coverage on its broker's blanket bond. The Company monitors the credit worthiness of the clearing broker-dealers to mitigate the Company's exposure to credit risk.

NOTE 7 – INDEMNIFICATIONS

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

NOTE 8 – INTERCOMPANY DEMAND NOTE

On August 23, 2012, the Company entered into an Intercompany Demand Promissory Note (the "Demand Note") with Holdings in the amount of $225,000. The outstanding principal, together with unpaid interest, is payable in lump sum upon written demand by Holdings. The Demand Note bears interest at the short-term Applicable Federal Rate (AFR) (.25% at December 31, 2013) over the period in which it remains outstanding and is unsecured.

At December 31, 2013, the entire principal balance of $225,000 was outstanding. Subsequently, on January 24, 2014, the note was paid in full.

NOTE 9 – SALE OF CLIENT RELATIONSHIPS

In August 2013, the Company entered into an agreement to sell a portion of its institutional business relationships. The sale price was contingent upon the related DVP client relationships transitioning to the acquiror. As of December 31, 2013, the Company received $200,000 in cash relating to the sale and has accrued $13,000 as a receivable for additional funds due to the Company. The Company does not foresee receiving any additional funds for this business. The Company expects the final sale value to be approximately $213,000.

NOTE 10 – CONTINUATION OF THE BUSINESS

The Company is in the process of winding down operations to cease doing business in 2014. The reason for this is to focus on the main affiliate's business, OBSF. The broker-dealer business has become more regulatory intensive and costly for the amount of revenue generated. Management has been working on transitioning clients to another broker-dealer. Once this process is complete, the firm plans on filing a Broker-Dealer Withdrawal Form with FINRA and the SEC.

SUPPLEMENTARY INFORMATION

OBS BROKERAGE SERVICES, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO
RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2013

	As Reported On FOCUS Report
NET CAPITAL	
Total stockholder's equity	$ 320,541
Deductions and/or charges	
Non-allowable assets:	
Fixed assets	2,132
Prepaid expense and other assets	103,807
Total non-allowable assets	105,939
Other deductions	797
Net capital before haircuts on security positions	213,805
Haircuts on securities	15
Net capital	$ 213,790
AGGREGATE INDEBTEDNESS	
Computation of aggregate indebtedness	
Commissions payable	$ 133,540
Accounts payable and accrued liabilities	12,177
Intercompany demand note	225,000
Total aggregate indebtedness	$ 370,717
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 50,000
Net capital excess	$ 163,790
Percentage of aggregate indebtedness to net capital	173.40%

The amounts presented above agree in all material respects to the amounts reported in the Company's FOCUS report as of December 31, 2013, filed on January 27, 2014.

OBS BROKERAGE SERVICES, INC.
STATEMENT REGARDING RULE 15c3-3 OF THE SECURITIES
EXCHANGE ACT OF 1934
As of December 31, 2013

Exemptive Provisions

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A.	(k)(1) - $2,500 capital category as per Rule 15c3-1	________
B.	(k)(2)(i) - "Special Account for the Exclusive Benefit of Customers" maintained	________
C.	(k)(2)(ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis	
	Name of clearing firm: Pershing LLC	x
	National Financial Services, LLC	x
D.	(k)(3) - Exempted by the order of the Commission	________

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
OBS Brokerage Services, Inc.
Whitehouse, Ohio

In planning and performing our audit of the financial statements of OBS Brokerage Services, Inc. (the "Company"), as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to access the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate to meet the SEC's objectives at December 31, 2013.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA) and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

Oak Brook, Illinois
February 25, 2014